

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Via E-mail
Jeff A. Hawthorne
Chief Executive Officer
Uni-Pixel, Inc.
8708 Technology Forest Place, Suite 100
The Woodlands, Texas 77381

>   **Re: Uni-Pixel, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 28, 2015**
>   **File No. 333-203691**

Dear Mr. Hawthorne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee table

1.   We note that you are registering for sale "an additional 1,867,252 additional shares contractually required to be registered . . . as a 100% share reserve for the senior secured convertible notes." Please tell us the purpose of the share reserve and the events that must occur before those additional shares become issuable; demonstrate in your response how the number of shares registered for resale represents a good-faith estimate of the maximum number of shares that you may issue upon the conversion. Also, clarify in your disclosure whether any of the offered shares relate to the potential future $5 million investment described on page 5 of your prospectus. For guidance, please see the Division of Corporation Finance's Securities Act Sections Compliance and Disclosure Interpretation 139.10 available of the Commission's website.

2.   Given the nature and size of the secondary offering being registered, please advise the staff of the company's basis for determining that the transaction is appropriately

characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your response, among all other relevant facts, whether Hudson Bay is a broker-dealer or an affiliate of a broker-dealer.

The Financing, page 4

3.   Your disclosure indicates that the conversion price for the notes is $8.47 per share, subject to adjustment as set forth in the notes for stock splits, dividends, recapitalizations and similar events. We note from your current report on Form 8-K filed on May 15, 2015 that Hudson Bay Master Fund Ltd. exercised its right to accelerate the payment of $1,300,000 of principal and $42,187.50 in interest in exchange for 450,459 shares of your common stock. In light of the disclosure in the 8-K, please tell us how you calculated the conversion price for purposes of the May 14, 2015 issuance and how that reconciles to your Form S-3 disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Kevin Friedmann, Esq.
Richardson & Patel, LLP